Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,										SIX MONTHS ENDED MARCH 31,
	2004		2005		2006		2007		2008		2009

Earnings:
Earnings before income taxes (a)	$1,893		2,200		2,749		3,178		3,666		1,239
Fixed charges	311		323		313		361		356		165

Earnings, as defined	$2,204		2,523		3,062		3,539		4,022		1,404

Fixed Charges:
Interest expense	$234		243		225		261		244		109
One-third of all rents	77		80		88		100		112		56

Total fixed charges	$311		323		313		361		356		165

Ratio of Earnings to Fixed Charges	7.1	X	7.8	X	9.8	X	9.8	X	11.3	X	8.5	X

(a)	Represents earnings from continuing operations before income taxes and minority interests in the income of consolidated subsidiaries with fixed charges.